Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Indicative Newbuild Financing Terms and Sales of the IVS Kawana and Umgeni

Singapore, April 29, 2019: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced it has received approval from IYO Bank on the new term loan facility for an amount up to approximately US$31.4 million, the proceeds of which are expected to be used to finance a portion of the purchase price for our two owned Ultramax “eco” newbuild vessels, IVS Okudogo and IVS Prestwick, on their delivery in 3Q 2019. As disclosed in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 16, 2019, the facility is expected to have a seven-year term, repayable in quarterly installments with a balloon payment at the end of the repayment schedule, to bear interest at a rate of LIBOR plus 200 basis points per annum and to be secured by, amongst other security, the two newbuild vessels. The term loan facility will be subject to customary conditions precedent. We cannot assure you that we will successfully enter into a definitive agreement relating to this facility.

The Company also announced that it has contracted to sell to unaffiliated third parties the 2005-built handysize drybulk carrier IVS Kawana for a gross price of US$7.8 million and the 2011-built small product tanker Umgeni for a gross price of US$8.875 million in two separate transactions. The IVS Kawana is expected to deliver to the new owners on April 30, 2019 while the Umgeni is expected to deliver to its new owners by June 30, 2019.

Martyn Wade, the Company’s Chief Executive Officer, commented:

“We are pleased to have agreed an indicative term sheet to expand our relationship with IYO Bank, a leading Japanese financial institution, on competitive financing terms that demonstrate our continued access to attractive sources of capital. Our long-standing relationships with and access to Japanese shipyards, financial markets and trading houses is one of our key competitive strengths. In addition, the sales of the IVS Kawana, one of the oldest vessels in our fleet, and the Umgeni, one of our small product tankers built in China, continues our strategy of maintaining a modern, high quality fleet as we await delivery of our contracted newbuildings.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 18 handysize drybulk carriers (including the IVS Kawana) and 12 supramax/ultramax drybulk carriers on the water with five ultramax drybulk carriers under construction in Japan due be delivered in 2019 and 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and three small tankers (including the Umgeni). The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Furthermore, there can be no assurance that the term loan facility described above will be obtained on the terms described or ultimately entered into. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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